DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

SEC MAIL PROCESSING
RECEIVED
JUN - 6 2006
WASH. D.C. 156 SECTION

06014172

File No. 82-4939

June 6, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the English translations of the following :

- First quarter results for the year 2006; and
- Presentation entitled "Earnings Presentation January-March 2006,"

Both documents were filed with the CNMV on May 3, 2006. If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Matthew Telford

Matthew Telford
Legal Assistant

PROCESSED
JUN 07 2006
THOMSON FINANCIAL

Attachments

By Hand Delivery

(NY) 07945/001/12G06/05.09.sec.doc

GENERAL	VERSION 5.1.3

Security reference

INFORMATION ABOUT:
PERIOD First quarter **Year** 2006

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.

Domicile: CALLE PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax ID Number: A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company: Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Carro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

A) ADVANCED QUARTERLY RESULTS

(Regarding the consolidated information, only the column applicable based on current standards must be completed).

Units: Thousand euro		PARENT COMPANY		CONSOLIDATED UNDER SPANISH GAAP		CONSOLIDATED UNDER IFRS	
		Current year	Previous year	Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	13,499	11,951			2,501,091	1,808,333
PROFIT BEFORE TAX / PROFIT BEFORE TAX FROM CONTINUING OPERATIONS (2)	1040	167,970	149,879			147,080	102,550
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS (3)	4700					102,959	71,739
PROFIT FOR THE PERIOD (4)	1044	168,048	151,007			102,959	71,739
Profit attributable to minority interest / Profit for the period attributable to minority interest	2050					8,672	5,961
PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY / PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	2060					111,631	77,700
ISSUED CAPITAL	0500	140,265	140,265				
AVERAGE NUMBER OF EMPLOYEES	3000	238	213			79,057	50,628

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarised due to the synthetic character of this quarterly information, they must enable investors to form a sufficiently-informed opinion about the activity of the company or its group and the results obtained during the period covered by this quarterly information, as well as the financial and net worth position and other relevant data about the general operations of the company or its group. Comments about the consolidated financial aggregates must be clearly distinguished from those relating to the parent company).

PDF attached

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

To draft the financial information regarding January-March 2005 and 2006 for this report, the same accounting principles, criteria and policies were applied as in the latest 2005 financial statements that were approved and are based on the accounting standards in force applicable to the company:

- Spanish GAAP for the parent company information
- IFRS for the consolidated information

The changes in the scope of consolidation in the first three months of 2006 were as follows:

Infrastructure division:

In December 2005, Cintra Concesiones de Infraestructura de Transporte, S.A. was provisionally awarded a 55-year concession to design, build, finance and operate a 59.3-kilometre toll road between the cities of Cremona and Mantua in northern Italy. The project involves an investment of 943.8 million euro.
That investment was made through a company created in February 2006, "Autostrade per la Lombardia, S.P.A.", which is owned 68% by Cintra (a 62.03%-owned Grupo Ferrovial subsidiary) and 32% by Italian partner Merloni Finanziaria, bringing Grupo Ferrovial's total indirect stake in the new company to 42.18%.

Services division:

In February 2006, Amey UK plc acquired 100% of Owen Williams Group, a UK civil engineering company which provides design, project management and consultancy to the highway and railway sectors.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:
(Include the dividends distributed from the start of the business year.)

		% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	**3100**			
2. Preference shares	**3110**			
3. Redeemable shares	**3115**			
4. Non-voting shares	**3120**			

Additional information about distributed dividends (interim, supplementary, etc.)

On 28 October 2005, an interim dividend of 0.29 euro per share out of 2005 income was declared. This dividend, which amounted to 40,652,551.48 euro, excluding own shares at the time of payment, was paid on 15 November 2005.

On 31 March 2006, the Shareholders' Meeting of Grupo Ferrovial, S.A. declared a supplementary dividend of 0.61 euro per share (85,510,539.32 euro) out of 2005 income, excluding own shares at the date of the Shareholders' Meeting. This dividend will be paid on 12 May.

Consequently, a total dividend of 0.90 euro per share will have been distributed out of 2005 income.

E) SIGNIFICANT EVENTS (*)

				YES	NO
1.	Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)		**3200**		**X**
2.	Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)		**3210**		**X**
3.	Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)		**3220**	**X**	
4.	Increase and decrease in share capital or securities value		**3230**		**X**
5.	Issuance, redemption or cancellation of debt securities		**3240**		**X**
6.	Change in Directors or Board of Directors		**3250**	**X**	
7.	Amendments to the Company Bylaws		**3260**	**X**	
8.	Change of corporate form, mergers or demergers		**3270**		**X**
9.	Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group		**3280**		**X**

10.	Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group		3290		X
11.	Bankruptcy, protection from creditors, etc.		3310		X
12.	Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares		3320		X
13.	Strategic agreements with domestic or foreign groups (exchanges of cross-holdings, etc.)		3330		X
14.	Other significant events		3340	X	

Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies comprising the corporate group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent, comprising the payment of part of the 2005 remuneration in the form of shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person. This Plan, which was implemented in practically identical terms in relation to the 2004 remuneration, was also filed with the CNMV.

2. Amey UK plc, a UK subsidiary of Ferrovial Servicios, S.A. which, in turn, is fully owned by Grupo Ferrovial, S.A., has reached an agreement to acquire Owen Williams, a UK civil engineering company which provides design, project and asset management consultancy to the highway and railway sectors.

3. In compliance with UK law, Grupo Ferrovial announced through the London Stock Exchange's Regulatory Information Service that it was considering a bid for 100% of the existing and future issued capital of BAA plc, the world's largest airport operator.

4. On 17 March, Grupo Ferrovial, S.A., on behalf of the consortium formed by it with Caisse de dépôt et placement du Québec and GIC Special Investments Pte Ltd, made an announcement via the London Stock Exchange Regulatory Information Service regarding a possible cash bid for BAA plc.

5. On 22 March, in connection with the possibility that Grupo Ferrovial, S.A., in consortium with Caisse de Dêpot et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd, the London Stock Exchange Takeover Panel issued an announcement stating that the consortium may make a bid for 100% of BAA plc. In that announcement, the Takeover Panel ordered the consortium to "put up or shut up" by 12:00h on April 24.

6. The consortium comprising Ferrovial Infraestructuras, S.A. (of which Grupo Ferrovial, S.A. is the sole shareholder), Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd, created with the purpose of acquiring 100% of the capital of BAA plc., appointed Macquarie Bank Limited as financial co-advisor for that transaction alongside the current advisor, Citigroup Global Markets Limited. Ferrovial Infraestructuras also reached an agreement with Macquarie Airports under which the two parties grant each other call and put options (conditional on the consortium acquiring a controlling stake in BAA) on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras) in the capital of the companies owning the rights to Sydney and Bristol airports.

7. On 22 February, the Board of Directors approved the company's 2005 annual corporate governance report.

8. On 31 March, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2005.

- Application of 2005 income, including the distribution of a dividend of 0.90 euro per share, which, net of the interim dividend already paid, entails the payment of 0.61 euro per share, payable from 12 May 2006.

- Approval of the conduct of business by the Board of Directors in 2005.

- Reappointment as directors of Rafael del Pino y Calvo-Sotelo, CASA GRANDE DE CARTAGENA, S.L., PORTMAN BAELA S.L., José María Pérez Tremps, Juan Arena de la Mora and Santiago Eguidazu Mayor.

- Reappointment of PricewaterhouseCoopers Auditores, S.L. as auditors of the company and its consolidated group for 2006.

- Amendment of articles 12, 14 and 15 of the Company Bylaws in connection with convening and holding the Shareholders' Meeting and of article 26 of the Company Bylaws in connection with meetings of the Board of Directors.

- Amendment of articles 6, 7, 8, 10, 12, 13, 17 and 18 of the Shareholders' Meeting Regulation in connection with convening and holding the Shareholders' Meeting.

- Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person.

- Empowerment of the Board of Directors, for a period of five years, to increase capital by at most 70 million euro, and, as appropriate, to suppress preferential subscription rights in accordance with the Spanish Corporations Law.

9. On 31 March, the Board of Directors reappointed Rafael del Pino y Calvo-Sotelo, Chairman of the Board of Directors, as Chief Executive Officer, and Rafael del Pino y Calvo-Sotelo and José María Pérez Tremps were reappointed as members of the Executive Committee.

10. On 31 March, the Shareholders' Meeting approved a stock options plan applicable to Board

members of Grupo Ferrovial, S.A. with executive functions and to senior managers who report directly to the Board or to its delegate bodies.

This information was filed on 27 January, 7, 8 and 27 February, 17, 22, 29 and 31 March.

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS (GENERAL)

- The required monetary amounts must be expressed in thousands of euro, without any decimals and rounded off, unless otherwise stated.

- Negative amounts must be expressed with a minus sign (-) in front of the number.

- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- The adopted international financial reporting standards (adopted IFRS) are understood as those that the European Commission has adopted in accordance with the procedure established in Regulation (EC) 1606/2002 of the European Parliament and of the Council of 19 July 2002.

- The financial information contained herein must be completed in accordance with the accounting standards and principles of recognition and valuation applicable to the company in the preparation of the financial statements for the annual period to which the periodic public information that is presented refers. Until the years starting from 1 January 2007, companies, except credit institutions, which, in accordance with the Code of Commerce, are obliged to provide consolidated financial statements, and at year-end have only issued fixed-income securities listed in a securities market, and which have decided to continue applying the standards contained in section 3, title III of book 1 of the Code of Commerce and the regulations that implement it provided that they have not applied in a previous year the adopted IFRS, must present consolidated periodic public information of section A) in the heading "Consolidated under Spanish GAAP".

- DEFINITIONS:

(1) Net revenues: comprise the amounts from the sale of products and services provided as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure. If the consolidated figures must be presented based on the adopted IFRS, the information in this section must be drafted in accordance with those standards.

(2) Profit before tax from continuing operations: companies that must present periodic financial information based on the adopted IFRS must include profit before tax from continuing operations in this section.

(3) Profit for the period from continuing operations: this heading must only be completed by companies that present their financial information based on the adopted IFRS and must reflect the profit after tax from continuing operations.

(4) Profit for the period: companies that present their financial information based on the adopted IFRS must include in this heading profit for the period from continuing operations minus or plus profit after tax from discontinued operations.

File No. 82-4939



earnings presentation

January-March 2006

ferrovial

Contents

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Highlights

✓ **Award of the Indiana Toll Road (23 January)**

The consortium in which Cintra has a 50% interest was selected as preferred bidder for a 75-year concession to maintain and operate the Indiana Toll Road (ITR), in the United States. The acquisition cost of the project is approximately 3.850 billion dollars and the IRR considered in bidding is approximately 12.5%.

The concession agreement was signed on 12 April and financial closure is envisaged before 30 June 2006.

✓ **Acquisition of Owen Williams (7 February)**

Amey UK plc reached an agreement to acquire Owen Williams, a UK civil engineering company which provides design, project management and consultancy to the highway and railway sectors. The acquisition cost was 35.2 million euro.

✓ **Announcement of possible bid for 100% of BAA (8 February 2006)**

In compliance with UK law, Ferrovial announced through the London Stock Exchange's Regulatory Information Service that it was considering a bid for 100% of the existing and future issued capital of BAA plc ("BAA").

✓ **Notification of the main terms of a possible cash bid for all of BAA's existing and future issued capital (17 March 2006)**

The company disclosed that it had sent to the Chairman of BAA the principal terms of a possible cash bid for all of BAA's existing and future issued capital. Grupo Ferrovial, in consortium with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd (the "Consortium"), is willing to make an offer of 810 pence in cash per share for all of BAA's existing and future issued capital.

Prior conditions:

- Performance of limited due diligence
- Agreement with the pension plan trustees as to any additional contributions that might be required, and obtainment of authorisation from the pensions regulator, and
- A unanimous recommendation by BAA's Board of Directors.

✓ **Macquarie appointed financial co-advisor of the consortium (29 March 2006).**

The consortium comprising Ferrovial Infraestructuras, S.A. (of which Grupo Ferrovial, S.A. is the sole shareholder), Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd (the "Consortium"), created with the purpose of acquiring 100% of the capital of BAA plc., appointed Macquarie Bank Limited as financial co-advisor for that transaction alongside the current advisor, Citigroup Global Markets Limited.

Ferrovial Infraestructuras, S.A. also reached an agreement with Macquarie Airports under which the two parties grant each other **conditional call and put options** on the holdings of

ferrovial – ResultsJanuary – March 2006 – Unaudited figures, in million euro ferrovial

Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras, S.A.) in the capital of the companies owning the rights to Sydney and Bristol airports.

✓ **Annual Shareholders' Meeting (31 March 2006).**

The shareholders approved the distribution of a dividend of 90 cent per share out of 2005 income, which, net of the interim dividend already paid (29 cent, on 15 November 2005), entails the payment of 61 cent per share, payable from 12 May 2006.

Subsequent events

✓ **407 ETR reached an amicable agreement with the Province of Ontario (3 April)**

407 ETR Concession Company Limited (407 ETR), which holds the concession to the 407 Express Toll Route in Toronto, and the Province of Ontario have reached a mutual agreement regarding the disputes between them to date.

✓ **Binding offer for BAA (7 April 2006).**

The consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd, in accordance with the requirements of Section 2.5 of the UK City Code on Takeovers and Mergers, has announced, through its advisors Citigroup Global Markets Limited and Macquarie Bank Limited, via the London Stock Exchange's Regulatory Information System, that it has made a binding offer (the "Offer") to buy all the shares of UK company BAA plc ("BAA"). The Offer, which is unilateral (i.e. not tied to a recommendation by the Board of Directors of BAA) is directed at all shareholders of BAA and consists of an offer of 810 pence in cash per share of BAA, which implies valuing BAA at approximately 8.700 billion pounds sterling (12.405 billion euro).

✓ **Acquisition of an additional 10% of Inversora de Autopistas del Sur, S.L. from Unicaja (10 April)**

Cintra acquired an additional 10% of the R-4 toll road from Unicaja. The acquisition cost 54.92 million euro. This acquisition increases Cintra's direct stake to 55%.

✓ **Remittal of the conditions of the offer to BAA's shareholders (20 April 2006).**

The Board of Directors of Airport Development and Investment Limited announced, through the London Stock Exchange Regulatory Information System, that the document containing the terms and conditions of the Offers and the information required by law in the United Kingdom for the takeover bid for BAA (the "Offer Document") had been sent to the shareholders of BAA and had been made available to the holders of bonds convertible into shares of BAA on that date, with the corresponding "Forms of Acceptance", al in accordance with the procedures established in English law for this purpose. The deadline for acceptance of the Offers is 3 pm London time on 18 May 2006.

1. Key figures

Net income amounted to 111.6 million euro, a 43.6% increase on 1Q05.

EBIT grew by 36.5% to 237.6 million euro.

Financial

	1Q06	1Q05	Chg.(%)
Net Income	111.6	77.7	43.6
EPS	0.80	0.55	43.6
EBIT	237.6	174.0	36.5
Net revenues	2,501.1	1,808.3	38.3
Net financial debt	-549.7	-460.0	
Gross capital expenditure	111.0	562.6	

Operating

	1Q06	1Q05	Chg.(%)
Construction Backlog	7,571	6,803	11.3
Real estate pre-sales	174	146	19.2
Real estate backlog	1,106	1,005	10.1
Services backlog	7,183	5,386	33.4
Toll road traffic (ADT)			
Autema	22,096	19,366	14.1
Ausol I	17,756	17,239	3.0
Ausol II	16,772	16,098	4.2
ETR 407 (VKT' 000)	268,803	256,487	4.8
Chicago Skyway	45,775	38,575	18.7
Airport Traffic (thousand pax)			
Sidney	7,234	7,170	0.9
Bristol	1,156	997	16.0
Belfast	460	495	-7.2
Parking spaces	240,631	212,392	13.3

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

1.1 Breakdown by division

Revenues	1Q06	1Q05	Chg.(%)
Construction	1,100.8	868.5	26.7
Real estate	225.9	162.4	39.1
Infrastructure	197.6	161.4	22.4
Services	1,027.1	647.7	58.6
Adjustments	-50.3	-31.7	
Total	**2,501.1**	**1,808.3**	**38.3**

EBIT	1Q06	1Q05	Chg.(%)
Construction	53.0	37.6	41.0
Real estate	42.0	30.0	40.0
Infrastructure	75.9	60.7	25.0
Services	62.9	47.0	33.8
Adjustments	3.7	-1.3	
Total	**237.5**	**174.0**	**36.5**

EBIT margin	1Q06	1Q05
Construction	4.8%	4.3%
Real estate	18.6%	18.5%
Infrastructure	38.4%	37.6%
Services	6.1%	7.3%
Total	**9.5%**	**9.6%**

EBT	1Q06	1Q05	Chg.(%)
Construction	63.5	51.6	23.1
Real estate	33.2	23.1	43.7
Infrastructure	-9.7	-7.2	34.7
Services	53.9	37.4	44.1
Adjustments	6.1	-2.3	
Total	**147.0**	**102.6**	**43.3**

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

2. Income statement analysis

2.1 Income statement

	1Q06	1Q05	Chg.(%)
NET REVENUES	**2,501.1**	**1,808.3**	**38.3**
Other revenues	7.4	6.3	18.0
Change in finished product and product-in-process inventories	97.1	94.5	2.8
Total operating revenues	**2,605.5**	**1,909.0**	**36.5**
External and operating expenses	1,628.7	1,276.7	27.6
Personnel expenses	648.0	399.7	62.1
EBITDA	**328.8**	**232.7**	**41.3**
EBITDA margin	**13.1%**	**12.9%**	
Period depreciation	98.8	65.8	50.1
Variation in operating provisions	-7.5	-7.1	5.9
Total operating expenses	**2,368.0**	**1,735.1**	**36.5**
EBIT	**237.5**	**174.0**	**36.5**
EBIT margin	**9.5%**	**9.6%**	
Financial results	**-106.6**	**-74.1**	**44.0**
Financial result of concession companies	*-103.3*	*-70.9*	45.7
Financial result of other companies	*-3.3*	*-3.2*	3.1
Equity-accounted affiliates	7.0	2.6	166.6
Other income	9.1	0.1	
EBT	**147.0**	**102.6**	**43.3**
Corporate income tax	-44.1	-30.8	43.2
CONSOLIDATED INCOME	**102.9**	**71.8**	**43.3**
Minority interest	8.7	5.9	47.0
NET INCOME FROM CONTINUING OPERATIONS	**111.6**	**77.7**	**43.6**
Net income from discontinued operations	0.0	0.0	
TOTAL NET INCOME	**111.6**	**77.7**	**43.6**

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

2.2 Net sales

Revenue increased by 38.3%. Organic growth was 19%

Net sales by activity:

	1Q06	1Q05	Chg.(%)
Construction	1,100.8	868.5	26.7
Real estate	225.9	162.4	39.1
Infrastructure	197.6	161.4	22.4
Services	1,027.1	647.7	58.6
Adjustments (*)	-50.3	-31.7	
Total	**2,501.1**	**1,808.3**	**38.3**

(*) Consolidation adjustments for intercompany sales

Growth in revenue was due to:

- Consolidation of Webber, Swissport and Owen Williams, which contributed 347 million euro in revenues
- Strong performance by the Construction division in Spain (+18.0%) and Budimex (+22.4%). The consolidation of Webber increased revenues by 80.1 million euro.
- In the Real Estate division, revenues in the tertiary business increased to 33.1 million euro.
- In Infrastructure, traffic performed well on the main toll roads, and 407 ETR increased tolls on 1 February (light vehicle tolls +8.7% at peak, +9.9% off-peak). The N4/N6 toll road, which was opened to traffic in December 2005, was also included in the consolidation scope. The number of parking spaces increased, mainly due to the addition of the new T-4 car park at Madrid-Barajas airport.
- The Services division attained the largest increase in revenues (+58.6%), mainly because of the inclusion of Swissport (255.6 million euro) and the acquisition of Owen Williams (11.6 million euro).

ferrovial – ResultsJanuary – March 2006 – Unaudited figures, in million euro ferrovial

The breakdown of sales by region is as follows:

	1Q06	%	1Q05	%	Chg. (%)
Spain	1,248	50%	1,107	61%	12.8%
International	1,253	50%	702	39%	78.6%
TOTAL	**2,501**	**100%**	**1,809**	**100%**	**38.3%**

International sales grew 78.6% due mainly to the consolidation of Webber, Swissport and Owen Williams. Overall, newly-consolidated companies contributed 347 million euro. Excluding these new additions, international revenues increased by 29%.

2.3 Personnel expenses

Personnel expenses increased by 62.1% to 648 million euro. The average workforce was 79,057 at the end of March 2006, compared with 50,628 in March 2005, due to the acquisitions.

2.4 Depreciation and amortisation

Depreciation and amortisation increased by 50.1% due to growth in the Infrastructure and Construction divisions and to the sizeable investment in machinery in 2005.

2.5 EBIT

EBIT increased by 36.5%, in line with growth in revenues and margins expansion in Construction and Infrastructure. The group EBIT margin declined because of the consolidation of Swissport. Excluding the main changes in consolidation, EBIT would have grown 30.8%.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

The individual business lines performed as follows:

	1Q06	1Q05	Chg. (%)
Construction	53.0	37.6	41.0
Real estate	42.0	30.0	40.0
Infrastructure	75.9	60.7	25.0
Services	62.9	47.0	33.8
Adjustments	3.7	-1.3	
Total	**237.5**	**174.0**	**36.5**

EBIT by division:

	1Q06	1Q05
Construction	23%	21%
Real estate	18%	17%
Infrastructure	32%	35%
Services	27%	27%

Recurring businesses (Infrastructure and Services) **accounted for 59% of total EBIT (a 29% increase year-on-year).** The rapid growth in the cyclical businesses in 1Q06 was due to a sharp increase in sales.

In 1Q06, activities outside Spain increased their contribution to EBIT to 49% (+57.3% year-on-year), compared with approximately 21% EBIT growth in business in Spain.

The breakdown of EBIT by region is as follows:

	1Q06	%	1Q05	%	Chg. (%)
Spain	120.2	51%	99.4	57%	20.9%
International	117.4	49%	74.6	43%	57.3%
TOTAL	**237.6**	**100%**	**174.0**	**100%**	**36.5%**

ferrovial – ResultsJanuary – March 2006 – Unaudited figures, in million euro ferrovial

2.6 Financial income

	1Q06	1Q05
Concession companies	*-103.3*	*-70.9*
Rest of group	-3.3	-3.2
Financing result	-5.2	-7.4
Other financial result	1.9	4.2
Total	**-106.6**	**-74.1**

Concession companies

The higher **financial income of "Concession companies"** with respect to 1Q05 is due to the following:

- An increase in net debt to 8.701 billion euro, compared with 7.514 billion euro in March 2005.
- Appreciation against the euro by the Canadian dollar (15.7%), the Chilean peso (20%), and the US dollar (8.4%), increasing financial expenses by 7.3 million euro.
- Greater indebtedness due to the inclusion of the Chicago Skyway debt for the full quarter, compared with just two months in 1Q05. The refinancing in August 2005 also increased the debt from 1 billion dollars to 1.550 billion dollars. Those two factors increased financial expenses by 11.2 million euro with respect to 1Q05.
- Higher financial expenses at 407 ETR due basically to higher inflation in the RRBs, with a negative impact of 3 million euro.
- Higher financial expenses in the amount of 8.5 million euro at the Chilean toll roads, basically because of higher debt at Temuco Río Bueno and the negative impact of exchange rate fluctuations.

ferrovial – Results January - March 2006 – Unaudited figures, in million euro ferrovial

- Inclusion of the debt for the N4/N6 toll road, after it opened to traffic on 12 December 2005, with a negative impact of 2.1 million euro.

2.7 Other income

Other income in the period amounted to 9.1 million euro, mostly capital gains on the sale of 1.49% of Europistas (10.4 million euro). At the end of the quarter, Cintra owned 31% of Europistas.

2.8 Taxes

The book expense for taxes totalled 44.1 million euro, implying a tax rate of 30%, the same as in 1Q05.

2.9 Net income

Net income totalled 111.6 million euro in 1Q06, i.e. 43.6% more than in 1Q05.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

3. Analysis by business area

3.1 Construction

	1Q06	1Q05	Chg. (%)
Revenues	1,100.8	868.5	26.7
EBIT	53.0	37.6	41.0
EBIT Margin	4.8%	4.3%	
EBT	63.5	51.6	23.1
EBT Margin	5.8%	5.9%	
Backlog	7,571	6,803	11.3
Gross capital expenditure	12	20	

Revenues increased sharply (+26.7%) and margins improved.

The increase in revenues was supported by good performance in Spain (+18%) and Budimex (+22.4%), plus the consolidation of Webber, which contributed 80.1 million euro in revenues and a backlog of 473 million euro.

But for consolidation scope changes, revenues would have increased by 17.5%.

The Construction division's backlog increased by 11% with respect to 2005 (4% excluding Webber), which is notable considering the rapid pace at which work is being completed.

Budimex figures

	1Q06	1Q05	Chg.(%)
Revenues	124.3	101.6	22.3
EBIT	1.0	-1.6	162.1
EBIT Margin	0.8%	-1.6%	
EBT	1.0	0.2	
EBT Margin	0.8%	0.2%	
Backlog	780	593	31.6

The backlog increased by 42.6% on December 2005 despite the rapid pace of work completion (revenues up 22.3%).

In local currency terms, revenues increased by 19% and the backlog by 26% with respect to 1Q05.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Webber data

	1Q06	1Q05	Chg.(%)
Revenues	80.1		
EBIT	4.1		
EBIT Margin	5.1%		
EBT	4.0		
EBT Margin	5.0%		
Backlog	473		

Construction data excluding Budimex and Webber

	1Q06	1Q05	Chag.(%)
Revenues	896.4	766.9	16.9
EBIT	47.9	39.2	22.2
EBIT Margin	5.3%	5.1%	
EBT	58.5	51.4	13.8
EBT Margin	6.5%	6.7%	
Backlog	6,317	6,210	1.7

ferrovial - Results January - March 2006 - Unaudited figures, in million euro ferrovial

3.2 Real Estate

	1Q06	1Q05	Chg.(%)
Revenues	225.9	162.4	39.1
EBIT	42.0	30.0	40.0
EBIT Margin	18.6%	18.5%	
EBT	33.2	23.1	43.7
EBT Margin	14.7%	14.2%	
Pre-sales	174	146	19.2
Backlog	1,106	1,005	10.1
Land purchases	120.2	127	

Total sales increased, driven by both property development (+28%) and the tertiary business (sale of the stake in the Omega business park).

EBIT increased by 40%, in line with the increase in revenues.

Property pre-sales increased by 19.2%, and the backlog expanded by 10.1%.

The backlog is sufficient to guarantee 15 months' work.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

The breakdown by business line is as follows:

	1Q06	1Q05	Chg.(%)
Total property development			
Revenues	163.3	127.4	28
Gross margin	39.6	31.4	26
As % of revenues	24.2%	24.6%	
Land sales			
Revenues	0.0	1.2	
Gross margin	0.0	-0.1	
As % of revenues	0.0%	-8.3%	
Realty brokerage (Don Piso)			
Revenues	29.3	33.4	-12
Gross margin	4.4	4.9	-10
As % of revenues	15.0%	14.7%	
Tertiary			
Revenues	33.3	0.5	
Gross margin	6.7	0.8	
As % of revenues	20.1%	160.0%	
Operating expenses	**-8.7**	**-6.9**	**26**
Operating income	**42.0**	**30.0**	**40**
Gross margin	18.6%	18.5%	

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

3.3 Infrastructure

The key financial figures are as follows:

	1Q06	1Q05	Chg.(%)
Revenues	197.6	161.4	22.4
EBIT	75.9	60.7	25.0
EBIT Margin	38.4%	37.6%	
EBT	-9.7	-7.2	34.7
EBT Margin	-4.9%	-4.5%	
Investments in project equity	30.4	385	

Revenues improved by 22.4%. This was basically due to good performance on the main toll roads, the toll increase on 407 ETR in February 2006, the inclusion of an extra month of revenues from Chicago Skyway (consolidated on 24 January 2005), and the opening of the N4/N6 toll road to traffic in December 2005.

Car park revenues increased due to growth in the number of managed parking spaces and the the addition of the new T-4 car park at Madrid-Barajas airport.

Pre-tax income includes the non-recurring income from the sale of 1.49% of Europistas (10.4 million euro).

Capital investment in the toll road business included the capital increase at the M-203 Alcalá-O'Donnell (11.5 million euro) and the first payment for the Mantua-Cremona toll road (6.8 million euro).

Toll roads

	1Q06	1Q05	Chg.(%)
Revenues	152.9	122.1	25.2
EBITDA	109.3	87.4	25.1
EBITDA Margin	71.6%	71.6%	

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Toll road revenues increased by 25.2%, boosted mainly by:

- Positive traffic performance on the main toll roads.
- The increase in tolls on 407 ETR effective 1 February 2005, by 8.7% at peak hours for light vehicles (to 16.25 Canadian cents per kilometre) and 9.9% off-peak. Despite the toll increase, vehicle numbers increased by 4.8% and average trip length rose by 4.5%.
- The Canadian dollar appreciated by 15.7% against the euro, the Chilean peso appreciated 20%, and the US dollar appreciated 8.4%.
- Contribution of an additional month of revenues by Chicago Skyway, and the entry into operation of the N4/N6 toll road (Ireland) in December 2005 (it contributed 3.4 million euro, 2.2% of total toll road revenues).
- Revenues and earnings declined at Ausol I and II despite growth in traffic. This was due to the seasonal effect of Easter (a 17-day period in which tolls are 60% higher than normal). Easter fell in March in 2005, but in April in 2006.

***Awards*:**

On 23 January 2006, a consortium in which Cintra has a 50% interest was selected as preferred bidder for a 75-year concession to maintain and operate the Indiana Toll Road (ITR), in the United States. The concession agreement was signed on 12 April and financial closure is envisaged before 30 June 2006.

The acquisition cost of the project is approximately 3.850 billion dollars and the equity IRR considered in bidding is approximately 12.5%.

Operational since 1956, the ITR is a 157-mile (253 km) toll road comprising two sections:

- the West section, along the line between Indiana and Illinois: 23 miles (37 km) under a barrier system (flat tolls depending on type of journey);
- the East section, along the line between Indiana and Ohio: 134 miles (216 km) under a ticket system (payment on the basis of distance travelled).

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

The road's average daily traffic ranges from 46,320 vehicles in the West section to 25,335 in the East section. In FY 2005 (ended June 2005), ITR obtained 60.6 million dollars in EBITDA on 95.8 million dollars in revenues.

The Indiana Toll Road links Chicago with the largest cities on the eastern seaboard and it is the main route between the principal logistics hubs in the US. The connection with the Chicago Skyway is used every day by many drivers as the entrance route to Chicago and reduces journey time and distance with respect to other alternative routes, which are mostly very congested and have highly variable traffic.

Dispute settled with Ontario Government

On 3 April, 407 ETR reached an amicable agreement with the Province of Ontario to settle all their legal disputes. The key points of the agreement are as follows:

- Both parties have withdrawn all existing suits and claims and accepted the various court and arbitration decisions as final and binding. In particular, the Ontario Government has accepted the decisions regarding the Change Request, Base Year (2002) and Plate Denial.

- The road operator undertook to implement the following measures to improve the service it provides to users:

  - 407 ETR's obligation under the concession agreement to expand the central section by one lane each way has been brought forward; now this will be executed in the next two years, adding 50 km of lane each way (total: 100 km) at an investment of approximately 100 million CAD.

    Approximately 65% of the agreed expansion is already under construction or scheduled to open in 2006 and 2007. The other one-third of the expansion will be brought forward by 4-5 years, without making any investments in excess of those established by the concession contract.

    Bringing forward the addition of new lanes will increase the road's capacity by 33% on the central sections, where traffic is heaviest.

  - Implementation of a four-year programme of frequent-user discounts for light vehicles, with discounts of up to 15% (total value: 40 million CAD over four years).

    This frequent-user programme will commence between 31 December 2006 and 31 March 2007 and will benefit around 100,000 users, who will be able to obtain toll discounts (mainly at off-peak

hours), discounts on fuel, and air miles, thus increasing user satisfaction while encouraging frequent use of the road.

- Implementation of a discount programme for heavy vehicles to foster the appropriate use of transponders and encourage heavy vehicles to use the road at off-peak hours.

Under this programme, heavy vehicles that use the road frequently with transponders can obtain discounts of up to 50% on night and weekend tolls and up to 25% on off-peak tolls. The programme, which will commence in July 2006, will run initially for six months and may be renewed for further six-month periods, up to a total of two years, if the total percentage of heavy vehicles using the road without transponders is gradually reduced.

- Appointment, for at least three years, of an ombudsman, without executive powers, to defend users' interests.

Other minor agreements were also reached that will have a positive impact on the quality of the service provided and will reduce road costs.

Main toll roads:

ETR 407	1Q06	1Q05	Chg.(%)	Change in local currency
Revenues	71.2	55.6	28.0	10.6
EBITDA	53.2	39.3	35.4	
EBITDA Margin	74.8%	70.6%		
Traffic				
Daily Trips	268,803	256,487	4.8	
VKT (thousands)	461.8	441.8	4.5	

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Chicago Skyway

	1Q06	1Q05	Chg.(%)	Change in local currency
Revenues	10.6	5.9	81.5	67.5
EBITDA	8.2	3.4	141.7	
EBITDA Margin	77.1%	58.0%		
Traffic				
Daily Trips	45,775	38,575	18.7	

Ausol

Ausol Total	1Q06	1Q05	Chg.(%)
Revenues	10.5	10.8	-2.1
EBITDA	7.3	8.2	-11.0
EBITDA Margin	69.3%	76.3%	
Ausol I			
Revenues	8.4	8.6	-2.1
EBITDA	5.9	6.7	-11.2
EBITDA Margin	70.2%	77.3%	
ADT	17,756	17,239	3.0
Ausol II			
Revenues	2.1	2.1	-2.7
EBITDA	1.3	1.5	-9.3
EBITDA Margin	64.9%	69.7%	
ADT	16,772	16,098	4.2

Chilean toll roads

	1Q06	1Q05	Chg.(%)
Revenues	31.4	23.5	33.6
EBITDA	23.6	17.8	31.3
EBITDA Margin	75.3%	76.0%	

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

M-45

	1Q06	1Q05	Chg.(%)
Revenues	3.0	2.8	5.9
EBITDA	2.8	2.7	5.1
EBITDA Margin	93.5%	94.3%	
ADT	**84,937**	**76,425**	**11.1**

Algarve

	1Q06	1Q05	Chg.(%)
Revenues	7.4	7.1	4.2
EBITDA	6.5	6.0	9.6
EBITDA Margin	88.4%	84.1%	
ADT	**15,454**	**15,526**	**-0.5**

R-4

	1Q06	1Q05	Chg.(%)
Revenues	3.2	2.5	25.9
EBITDA	0.6	0.5	37.8
EBITDA Margin	20.1%	18.4%	
ADT	**6,089**	**5,608**	**8.6**

AUTEMA

	1Q06	1Q05	Chg. (%)
Revenues	10.3	9.4	9.6
EBITDA	8.0	7.5	9.5
EBITDA Margin	78.3%	78.1%	
ADT	**22,096**	**19,366**	**14.1**

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Airports

This division includes 100% of Belfast City and Cerro Moreno (Chile) airports, which are fully consolidated, 50% of Bristol airport, which is proportionately consolidated, and Sydney airport (equity method).

	1Q06	1Q05	Chg.(%)
Revenues	14.3	12.8	11.7
EBIT	2.1	1.4	53.1
EBIT Margin	14.7%	10.9%	

The main event in the quarter was that Ferrovial Infraestructuras, S.A. reached an agreement with Macquarie Airports under which the two parties grant each other conditional call and put options on the holdings of Ferrovial Aeropuertos, S.A. (100% subsidiary of Ferrovial Infraestructuras, S.A.) in the capital of the companies owning the rights to Bristol and Sydney airports.

Exercise of the options is conditional upon the acquisition by the Consortium of a controlling stake in the capital of BAA.

Macquarie Airports has the option to buy 20.9% of Sydney airport and 50% of Bristol airport from Ferrovial. The strike price of both options is based on the valuation of those assets by Macquarie Airports in December 2005, net of any earnings distributions which those companies may make after the date of the agreement. At the date of the agreement, those prices amounted to approximately 1.009 billion Australian dollars (600 million euro) in the case of Sydney and 106 million pounds sterling (154 million euro) in the case of Bristol.

Main airports:

Sidney

	1Q06	1Q05	Chg.(%)	Change in local currency
Revenues	101.6	93.3	8.8	6.0
EBITDA	82.1	77.1	6.6	
EBITDA Margin	80.8%	82.6%		
EBIT	59.4	55.1	7.8	
EBIT Margin	58.5%	59.1%		
Passengers (000)				
International	2,535	2,601	-3%	
Domestic	4,699	4,568	3%	
Total	**7,234**	**7,170**	**1%**	

Bristol

	1Q06	1Q05	Chg.(%)	Change in local currency
Revenues	14.6	13.1	11.6	11.1
EBITDA	6.7	6.1	10.3	
EBITDA Margin	45.9%	46.6%		
EBT	5.1	5.0	1.8	
EBT Margin	34.9%	38.2%		
Passengers (000)				
International	823	696	18%	
Doméstic	334	301	11%	
Total	**1,156**	**997**	**16%**	

Belfast

	1Q06	1Q05	Chg.(%)	Change in local currency
Revenues	6.0	5.8	3.9	3.5
EBITDA	0.8	0.9	-8.9	
EBITDA Margin	13.3%	15.5%		
EBIT	-0.1	0.0		
EBIT Margin	-1.7%	0.0%		
Passengers (000)				
Total	**459.8**	**495.0**	**-7%**	

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Car parks

	1Q06	1Q05	Chg.(%)
Revenues	30.6	26.5	15.5
EBIT	6.1	6.6	-7.6
EBIT Margin	19.9%	24.9%	
Parking spaces	240,631	212,392	13.3

The strong 15.5% increase in revenues is due basically to new on-street parking management contracts and the increase in the number of managed parking spaces, mainly because of the addition of the new T-4 car park at Madrid-Barajas airport.

EBIT fell 7.6% in the Car Park business. This was because the first quarter of 2005 included the reversal of a 0.9 million euro provision due to the sale of the Plaza de Roma (Valencia) car park. Excluding hat effect, car park EBIT would have increased by 9.4% in the quarter.

Through subsidiary Dornier, Cintra Aparcamientos obtained the following contracts in 1Q06: an on-street parking contract in Vitoria (Álava), involving parking meter maintenance, technical assistance and cash collection; controlled on-street parking and the Mota Vieja underground car park in Benavente (Zamora); and management and expansion of controlled on-street parking in Esparraguera (Barcelona).

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

3.4. Services

	1Q06	1Q05	Chg.(%)
Revenues	1,027.1	647.7	58.6
EBIT	62.9	47.0	33.8
EBIT Margin	6.1%	7.3%	
EBT	53.9	37.4	44.1
EBT Margin	5.2%	5.8%	
Backlog	7,183	5,386	33.4
Capital expenditure	63	155	

Revenues increased sharply (58.6%) because of the consolidation of Swissport. That company contributed 255.6 million euro in revenues, i.e. 25% of the Services division total.

Excluding Swissport and Owen Williams, the Services division attained 17.3% organic growth.

EBIT increased by 33.8 %, and the EBIT margin shrank due to the consolidation of Swissport, whose EBIT margin (1.7%) is narrower than the rest of the division and which represents 25% of Services revenues.

The backlog increased notably (+33.4%) due basically to Amey.

On 7 February, **Amey UK plc acquired Owen Williams**, a UK civil engineering company which provides design, project management and consultancy to the highway and railway sectors. The transaction cost 35.2 million euro.

Owen Williams reported EBITDA of 3.3 million pounds (4.9 million euro) on revenues of 47 million pounds (69.7 million euro) in the last financial year.

The acquisition is a strategic move for Amey since it enhances its ability to provide comprehensive support services, from design through management to O&M.

The acquisition reflects a growing desire from public sector procurement professionals in the highway, rail and local government sectors to work with one-stop-shop support services companies.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Amey

	1Q06	1Q05	Chg.(%)
Revenues	470.3	372.3	26.3
EBITDA	45.0	36.1	24.7
EBITDA Margin	9.6%	9.7%	
EBIT	31.8	23.2	37.1
EBIT Margin	6.8%	6.2%	
EBT	27.7	17.3	59.8
EBT Margin	5.9%	4.7%	
Backlog (*)	4,188	2,962	41.4

(*) Does not include the Tube Lines backlog (14,860 million euro, approximately)

Significant events:

- In January, Amey was awarded a contract to build, refurbish, finance, operate and maintain all the schools in Bradford, Yorkshire (northern England). The 30-year contract is worth 586 million euro.
- The Owen Williams backlog was consolidated (202 million euro).

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Swissport

	1Q06	1Q05	Chg.(%)
Revenues	255.6		
EBIT	4.4		
EBIT Margin	1.7%		
EBT	3.0		
EBT Margin	1.2%		

Services, excluding Amey and Swissport

	1Q06	1Q05	Chg.(%)
Revenues	301.2	275.4	9.4
EBIT	26.7	23.8	12.2
EBIT Margin	8.9%	8.6%	
EBT	23.2	20.1	15.6
EBT Margin	7.7%	7.3%	
Backlog	2,995	2,424	23.6

There was an increase in both sales and the backlog, combined with an improvement in profitability.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

4. Consolidated balance sheet at 31-3-06

	1Q06	FY05
FIXED AND OTHER NONCURRENT ASSETS	**11,208.7**	**11,230.4**
Intangibles assets	145.3	157.0
Concession company assets	8,469.9	8,556.6
Property, plant & equipment	723.2	727.9
Investments accounted for by the equity method	162.9	171.3
Financial assets	1,463.2	1,465.1
Long term loans	9.3	26.2
Receivable from concession companies	853.7	824.1
Other financial assets	600.1	614.8
Financial derivatives at fair value	244.1	152.4
GOODWILL IN CONSOLIDATION	**2,005.3**	**1,995.6**
DEFERRED TAXES	**470.6**	**444.0**
CURRENT ASSETS	**7,888.9**	**7,741.8**
Inventories	1,957.1	1,843.3
Accounts receivable	3,815.6	3,551.1
Cash and cash equivalents	2,060.8	2,295.4
Concession companies	796.8	723.2
Other companies	1,264.0	1,572.2
Other assets	55.5	51.9
TOTAL ASSETS	**21,573.6**	**21,411.9**

SHAREHOLDERS' EQUITY INCLUDING MINORITY INTEI	**3,032.7**	**3,024.9**
SHAREHOLDERS' EQUITY	2,184.3	2,132.8
MINORITY INTERESTS	848.3	892.1
DEFERRED REVENUES	**251.9**	**255.6**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**355.3**	**375.3**
LONG-TERM DEBT	**10,710.8**	**10,138.2**
Financial debt	10,046.3	9,569.2
Concession companies	9,076.8	8,694.4
Other companies	969.4	874.9
Non-Financial debt	398.3	317.1
Financial derivatives at fair value	266.2	251.8
DEFERRED TAX LIABILITIES	**325.5**	**338.7**
CURRENT LIABILITIES	**6,572.0**	**6,946.9**
Interest-bearing debt	1,275.1	1,748.0
Concession companies	421.5	752.8
Other companies	853.6	995.3
Trade accounts payable	4,378.7	4,402.3
Other short-term debt	869.2	748.3
Other liabilities	49.1	48.3
OPERATING PROVISIONS	325.5	332.3
TOTAL LIABILITIES	**21,573.6**	**21,411.9**

ferrovial – ResultsJanuary – March 2006 – Unaudited figures, in million euro ferrovial

4.1 Net cash balance at 31-3-2006

	Ferrovial	Conces.	Total
Debt	***1,823.0***	***9,498.3***	***11,321.3***
Long term	969.4	9,076.8	10,046.3
Short term	853.6	421.5	1,275.1
Cash and cash equivalents	***1,273.3***	***796.8***	***2,070.1***
Net balance	**-549.7**	**-8,701.5**	**-9,251.2**
% of Total	**6%**	**94%**	**100%**
Leverage	**18%**		

4.2 Gross capital expenditure in the period

	1Q06
Construction	12.3
Real estate	0.9
Infrastructure	30.4
Services	63.0
Adjustments	4.3
Total	**111.0**

The main investments were:

Services: acquisition of Owen Williams by Amey.

Infrastructure: basically in the toll road business, due to the capital increase at the M-203 Alcalá-O'Donnell (11.5 million euro) and the first payment for the Mantova-Cremona toll road (6.8 million euro).

The Real Estate division invested 120.2 million euro in gross land purchases.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Annex IV - Contracts obtained in the quarter

Construction

- Construction of the new Abroñigales bypass sewer (Madrid).
- 87, 37 and 17 homes, with storerooms and parking spaces in plots 2.1, 4.3 and 4.2, respectively, of subdivision P.P. 1-1 in Fuenlabrada (Madrid).
- 56 homes, site development, swimming pools and communal areas in Lomas de San Antón (Málaga).
- General improvement works. Re-routing of the Granollers north bypass via a tunnel. Road linking the C-251 and C-17. Section: Les Franqueses del Vallès. Hotel on Avenida de Burgos (Madrid).
- A-40 highway. Section: Noblejas–Villarrubia de Santiago (Castilla La Mancha).
- Civil engineering works awarded by Barcelona port authority. Barcelona port. Phase 2 of Prat dock. Barcelona.
- Refurbishment and expansion of Granollers hospital (Barcelona).
- Construction of the North and Northwest high-speed railway line. Line: Ourense–Santiago. Section: Lalín–Santiago. Sub-section: Lalín (Baxán) – Lalín (Anzo).
- Design, construction and maintenance of a seawater desalination plant, north sector and south sector in Cartagena (Murcia).
- 374 homes, with underground car park, at Paseo de Capanegra, Rivas Vaciamadrid (Madrid).
- Construction of infrastructure for the extension of Madrid Metro line 1. Section: Plaza de Castilla–Chamartín interchange (Madrid).
- Construction of infrastructure for the extension of Madrid Metro line 5 to Alameda de Osuna (Madrid).
- Construction of a building with 184 homes, storerooms, parking spaces and internal site development in plot B-2, and 14 townhouses with parking spaces in plot A-4 of subdivision A.T. 8.16, Cellophane, in Burgos (Burgos).
- Construction of the M50 toll road in Dublin (Ireland), awarded by South Dublin County Council to Ferrovial Agromán, S.A. and SIAC Construction Ltd.

Services

- Award of street cleaning contract in Santurce (Vizcaya).
- Award of municipal solid waste treatment and recycling contract in Soria province (Golmayo plant).
- Maintenance of municipal green areas in Madrid.
- Collection of special household waste via a mobile recycling centre that services several areas of Valladolid city.
- Collection and management of hazardous waste from the premises of the Castilla-La Mancha Directorate-General of Agriculture and Livestock.
- Management of comprehensive waste treatment at Ecopark 4 (Barcelona).
- Award of the waste management contract at Barajas airport (Madrid).
- Management of biosolids from the sewage installations of the Bilbao water consortium (Vizcaya).
- Forestry treatment on 106.7 hectares of forest in Pastoriza, Vilalba, Guitiriz and Begonte (all in Lugo) for the Galician regional government.
- Cleaning contract in Plencia (Vizcaya).

Infrastructure

- Extension of the on-street controlled parking concession zone in Onteniente (Valencia).
- Extension and expansion of controlled parking concession zone in Don Benito (Badajoz).
- Introduction of electronic parking payments in Vitoria (Álava).
- Expansion of the number of spaces in the off-street and private car park contract at the municipal foodmarket in Punta Umbría (Huelva).
- Expansion of the number of controlled on-street parking spaces and park-and-ride facilities in Valladolid.

ferrovial – Results January – March 2006 – Unaudited figures, in million euro ferrovial

Additional information

Investor Relations Department

Address:	Príncipe de Vergara 135 Madrid
Telephone:	+34 91 586 28 26 +34 91 586 28 28
Fax:	+ 34 91 586 26 89
e-mail:	ir@ferrovial.es
web:	**http://www.ferrovial.com**